REPO R T 2 0 2 2

relationship driven.

3 2022 Annual Report On behalf of the entire Board of Directors, I am proud to bring you this year’s Annual Report. Collaboration and adaptation to change were the keys to our company’s outstanding growth and success this past year. These differentiators kept QCR Holdings solidly performing in the top quartile of our peers and drove us to unprecedented success again in 2022. In April, we welcomed into the QCR Holdings family the shareholders, customers, and employees of Guaranty Bank. This acquisition was a strong fit due to the 220 relationship - driven employees and the thriving Springfield market. Most importantly, Guaranty Bank holds the same regard for relationships and business values that guide our own company. Our value of relationships was demonstrated throughout the year by each entity’s involvement in its community. Whether through CRA (Community Reinvestment Act) initiatives, sponsorships, DEI (diversity, equity, and inclusion) engagement, or volunteerism, our team members added value every day to the communities in which they live and work. Along with the expansion of our company and commitment to our communities, we accomplished another year of record earnings. We know this would not be possible without the 1,000+ team members that provide excellent customer service for both internal and external clients. With this solid foundation and our excellent management team, I am confident in the continued success and future growth of our company. COLLABORATION… THE KEY TO SUCCESS A Message from the Chair of the Board MARIE Z. ZIEGLER Chair of the Board, QCR Holdings, Inc. Thank you for being a shareholder.

4 QCR Holdings, Inc. As we transition into 2023 , QCR Holdings is not just growing, but thriving . With the guiding principles of our 9 - 6 - 5 strategy, combined with our successful acquisition of Guaranty Bank, we have grown adjusted net income and adjusted EPS at a compounded annual growth rate of 25.4% and 21.9%, respectively, since 2018. While growing at a consistent pace, we have also significantly increased our profitability, with our performance now in the top quartile of our peer group. In 2022, we reported record net income of $99.1 million for the year. After adjusting for the one - time costs associated with the acquisition, our adjusted net income was $114.9 million, which is an increase of 14.8% from 2021. Our adjusted EPS was $6.80 per diluted share, which is an increase of 8.5%. One of the primary ways we accomplished record earnings is through attracting and retaining the best bankers and clients in our markets, which leads to reduced turnover, improved efficiency, higher profitability, and enhanced shareholder value. While our historical performance is impressive, we remain focused on the future and expect to continue to perform at the top of our peer group over the long - term. The combination of our traditional banking and our high - performing business lines provides diverse revenue streams, which has helped us outperform in a variety of economic environments. While we are mindful of recessionary concerns, we remain cautiously optimistic about the relative economic resiliency of our markets. Additionally, our strong capital and earning momentum have put us in a position to continue to grow and thrive in 2023 . A Message from Larry Helling and Todd Gipple GROWING AND THRIVING LARRY J. HELLING Chief Executive Officer, QCR Holdings, Inc. TODD A. GIPPLE President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc. We remain focused on the future and expect to continue to perform at the top of our peer group over the long - term.

5 2022 Annual Report A SIMPLE AND FOCUSED STRATEGY Grow earnings and drive attractive long - term returns for our shareholders. Our 9 - 6 - 5 strategy has resulted in record net income and top quartile performance . 9 6 5 Grow loans by 9% per year, funded with core deposits Grow fee income no less than 6% per year Improve efficiencies and hold expense growth to less than 5 % per year We remain focused on improving operational efficiencies and managing our non - interest expenses. Our goal is to limit our annual operating expense growth to less than 5% We continue to diversify our revenue mix and develop more opportunities to increase profitability with continued gains in non - interest income. Our goal is to grow our fee - based income by no less than per year. 6% per year. We continue to gain market share across our charters by capitalizing on the value that our clients place on relationship - based community banking. Our goal is to organically grow loans and leases by 9% per year and to fund this growth with a corresponding increase in our core deposits.

6 QCR Holdings, Inc. OUR MISSION We make financial dreams a reality. OUR VISION Exceptional people providing extraordinary performance for our clients, shareholders, and communities . OUR VALUES Passion We care. Achievement We expect to win. Accountability We drive it. Collaboration We work together. Innovation We embrace change. Inclusion We respect all.

7 2022 Annual Report Adjusted Loan and Lease Growth 14.6% Adjusted Earnings Per Share $6.80 Adjusted Net Income $114.9 m 340 New Relationships in Wealth Management Totaling $481 m NPAs/Assets 0.11% Adjusted Return on Average Assets 1.59% Adjusted Return on Average Total Equity 15.4% Expanded Net Interest Margin Strong Asset Quality Increased Adjusted Earnings

8 QCR Holdings, Inc. FINANCIAL HIGHLIGHTS Summary of Financial Results (in thousands) Adjusted Non - GAAP Results 2018 2019 2020 2021 2022 Net interest income $142,395 $155,559 $166,950 $178,233 $231,120 Non - interest income $41,541 $66,510 $111,580 $100,303 $78,754 Non - interest expense ($114,976) ($143,892) ($146,304) ($152,136) ($180,775) Pre - tax pre - provision net income $68,960 $78,177 $132,226 $126,400 $129,099 Provision for credit losses ($12,658) ($7,066) ($55,704) ($3,486) $4,110 Net income before taxes $56,302 $71,111 $76,522 $122,914 $133,209 Income taxes ($9,890) ($12,630) ($13,281) ($22,866) ($18,348) Net income $46,412 $58,481 $63,241 $100,048 $114,861

$0 $3,000 $6,000 12.31.22 12.31.21 12.31.20 12.31.19 $6,139 $4,680 $4,251 $3,690 $0 $40,000 $80,000 $120,000 12.31.22 12.31.21 12.31.20 12.31.19 $114,861 $100,048 $63,241 $58,481 $2,000 $0 $8,000 $7,949 12.31.22 12.31.21 12.31.20 12.31.19 $6,096 $5,705 $4,909 $4,000 $6,000 $800 $600 $400 $200 $0 12.31.19 12.31.20 12.31.21 12.31.22 GROSS LOANS/LEASES (MILLIONS) TOTAL ASSETS (MILLIONS) ADJUSTED NET INCOME (MILLIONS) BOOK VALUE VS FAIR MARKET VALUE COMMON STOCK (MILLIONS) BOOK VALUE FAIR MARKET VALUE

10 QCR Holdings, Inc. Financial Literacy Volunteer Hours 4,468 Volunteer Hours 20,365 Individual Volunteers 539 Donations and Sponsorships $1,663,083 Employee Engagement Score 78% 2.0% above National Benchmark CRA Eligible Loans and Investments $753,033,203 Environmental: We believe in responsible use of our resources with a focus on sustainability, including: • Facility enhancements to reduce our carbon footprint, including the purchase of a 59,820 square - foot LEED Silver Certified building • Reduction in courier delivery frequency resulting in at least 7,000 fewer miles driven per year • $36.1 million in financing for solar projects and $2.9 million in Property Assessed Clean Energy financing outstanding as of year - end 2022 Social: We are committed to fostering and preserving a culture of diversity, equity, and inclusion, promoting a highly engaged workforce, and supporting the communities in which we live and work. • Since 2018, we have provided LIHTC investments and loans totaling near $2 billion, helping build over 15,000 units • View our 2022 DEI Achievements on the next page Governance: We are committed to integrity in our business practices and strong corporate governance principles, including: • A strong and diverse holding company board compromised of 45% women and minorities • A total of 162 standard operating procedures implemented as of year - end 2022 to allow for collaboration, agility, transformation, and innovation A COMMITMENT TO COMMUNITY QCR Holdings is built on relationships and integrity . We adhere to those principles in all areas of our business and believe that our environmental, social, and governance (ESG) initiatives will drive shareholder value and make us a better company . 2022 ESG Achievements by the Numbers

11 2022 Annual Report 1:1 Meetings with Diversity Officer 570 A CULTURE OF INCLUSION At QCR Holdings, we are committed to fostering and preserving a culture of diversity, equity, and inclusion (DEI) and strongly believe that it is our differences - of all kinds - that make our company and our communities better and stronger. Through our six inclusion committees and various public speaking engagements, we are able to demonstrate DEI leadership in our industry. Inclusion Committees Created 6 Employee DEI Survey Score (1 - 5) 3.9% 3.4% Increase from 2021 DEI Workshops and Educational Sessions 179 Cultural Event Participation 15 Number of Participants in DEI Workshops and Educational Sessions 800+ 2022 DEI Achievements by the Numbers

12 QCR Holdings, Inc. LARRY J. HELLING Chief Executive Officer, QCR Holdings, Inc . and Cedar Rapids Bank & Trust Retired Executive, Rockwell Collins TODD A. GIPPLE President, Chief Operating Officer, Chief Financial Officer, QCR Holdings, Inc. MARY KAY BATES JOHN - PAUL E. BESONG President and Chief Executive Officer, Bank Midwest ELIZABETH S. JACOBS President, The Jacobs Group, LLC BRENT R. COBB Chief Executive Officer, World Class Industries, Inc. President, The Republic Companies Vice Chair of the Board, QCR Holdings, Inc., President, Worldwide Construction & Forestry Division and Deere Power Systems (Retired), Deere and Company JOHN F. GRIESEMER President and Chief Executive Officer, Erien Group MARK C. KILMER DONNA J. SORENSEN, J.D. President, Sorensen Consulting MARIE Z. ZIEGLER JAMES M. FIELD Chair of the Board, QCR Holdings, Inc., Vice President and Deputy Financial Officer (Retired), Deere and Company OUR LEADERSHIP BOARD OF DIRECTORS

13 2022 Annual Report Our Management Cabinet is made up of 6 key leaders within our organization who oversee QCR Holdings, Inc. strategic development, critical decision making, and talent management. They work hand - in - hand with our Leadership Team. Members of the Leadership Team include the Management Cabinet and other key leaders from around the company. Their leadership ensures effective communication and execution of the holding company’s strategic plan and reinforces our values and culture. JOHN H. ANDERSON Chief Executive Officer, Quad City Bank & Trust and Chief Deposit Officer, QCR Holdings, Inc. TODD A. GIPPLE President, Chief Operating Officer, Chief Financial Officer, QCR Holdings, Inc. LARRY J. HELLING Chief Executive Officer, QCR Holdings, Inc . and Cedar Rapids Bank & Trust ANNE E. HOWARD Senior Vice President, Director of Human Resources, QCR Holdings, Inc. MONTE C. MCNEW Chief Executive Officer, Guaranty Bank and Chief Lending Officer, QCR Holdings, Inc. REBA K. WINTER Executive Vice President, Chief Information Officer, QCR Holdings, Inc. STACEY J. BENTLEY President and Chief Executive Officer, Community Bank & Trust TODD C. KERSKA Executive Vice President, Best - In - Class Initiatives, QCR Holdings, Inc. Cashier, Cedar Rapids Bank & Trust JAMES D. KLEIN President, Cedar Rapids Bank & Trust ROBERT M. EBY E xecutive Vice President, Chief Credit Officer, QCR Holdings, Inc. KURT A. GIBSON President and Chief Executive Officer, Community State Bank CARI J. HENSON Vice President Corporate Communications Manager, QCR Holdings, Inc. LEADERSHIP TEAM MANAGEMENT CABINET

14 QCR Holdings, Inc. CONDENSED BALANCE SHEET (Dollars in thousands) December 31, 2022 December 31, 2021 Amount Amount Cash and due from banks $ 59,723 $ 37,490 Federal funds sold and interest - bearing deposits 124,270 87,662 Securities 928,102 810,215 Net loans/leases 6,051,165 4,601,411 Intangibles 16,759 9,349 Goodwill 137,607 74,066 Derivatives 177,631 222,220 Other assets 453,580 253,719 Total assets $ 7,948,837 $ 6,096,132 Total deposits $ 5,984,217 $ 4,922,772 Total borrowings 825,894 170,805 Derivatives 200,701 225,135 Other liabilities 165,301 100,410 Total stockholders' equity 772,724 677,010 Total liabilities and stockholders' equity $ 7,948,837 $ 6,096,132 ANALYSIS OF LOAN PORTFOLIO Loan/lease mix: Commercial and industrial - revolving $ 296,869 $ 248,483 Commercial and industrial - other 1,451,693 1,346,602 Commercial real estate, owner occupied 629,367 421,701 Commercial real estate, non - owner occupied 963,239 646,500 Construction and land development 1,192,061 918,571 Multi - family 963,803 600,412 Direct financing leases 31,889 45,191 1 - 4 family real estate 499,529 377,361 Consumer 110,421 75,311 Total loans/leases $ 6,138,871 $ 4,680,132 Less allowance for credit losses 87,706 78,721 Net loans/leases $ 6,051,165 $ 4,601,411 ANALYSIS OF SECURITIES PORTFOLIO Securities mix: U.S. government sponsored agency securities $ 16,981 $ 23,328 Municipal securities 779,450 639,799 Residential mortgage - backed and related securities 66,215 94,323 Asset backed securities 18,728 27,124 Other securities 46,908 25,839 Total securities $ 928,282 $ 810,413 Less: allowance for credit losses 180 198 Net securities $ 928,102 $ 810,215 ANALYSIS OF DEPOSITS Deposit mix: Noninterest - bearing demand deposits $ 1,262,981 $ 1,268,788 Interest - bearing demand deposits 3,875,497 3,232,633 Time deposits 744,593 421,348 Brokered deposits 101,146 3 Total deposits $ 5,984,217 $ 4,922,772 ANALYSIS OF BORROWINGS Borrowings mix: Overnight FHLB advances $ 415,000 $ 15,000 Federal funds purchased 129,630 3,800 Subordinated notes 232,662 113,850 Junior subordinated debentures 48,602 38,155 Total borrowings $ 825,894 $ 170,805

15 2022 Annual Report INCOME STATEMENT (Dollars in thousands) December 31, 2022 December 31, 2021 Amount Amount Interest income $ 292,571 $ 200,155 Interest expense 61,451 21,922 Net interest income 231,120 178,233 Provision for credit losses (1) 8,284 3,486 Net interest income after provision for credit $ 222,836 $ 174,747 Trust fees $ 10,641 $ 11,206 Investment advisory and management fees 3,858 4,080 Deposit service fees 8,134 6,132 Gain on sales of residential real estate loans 2,411 4,397 Gain on sales of government guaranteed portions of loans 119 227 Capital Markets Revenue 41,309 60,992 Securities gains (losses), net - (88) Earnings on bank - owned life insurance 2,056 1,838 Debit card fees 5,459 4,216 Correspondent banking fees 967 1,114 Loan related fee income 2,428 2,268 Fair value gain on derivatives 1,975 170 Other 1,372 3,870 Total noninterest income $ 80,729 $ 100,422 Salaries and employee benefits $ 115,368 $ 100,907 Occupancy and equipment expense 21,975 15,918 Professional and data processing fees 16,282 14,579 Acquisition costs 3,715 624 Post - acquisition compensation, transition and integration costs 5,526 - Disposition costs - 13 FDIC insurance, other insurance and regulatory fees 5,806 4,475 Loan/lease expense 1,829 1,671 Net cost of operation of other real estate (40) (1,420) Advertising and marketing 4,958 4,254 Communication and data connectivity 2,213 1,798 Supplies 1,109 1,053 Bank service charges 2,282 2,173 Correspondent banking expense 840 799 Core deposit intangible amortization 2,854 2,032 Payment card processing 1,964 1,412 Trust expense 775 758 Other 2,560 2,656 Total noninterest expense $ 190,016 $ 153,702 Net income before taxes $ 113,549 $ 121,467 Income tax expense 14,483 22,562 Net income $ 99,066 $ 98,905 Basic EPS $ 5.94 $ 6.30 Diluted EPS $ 5.87 $ 6.20 Weighted average common shares outstanding 16,681,844 15,708,744 Weighted average common and common equivalent shares outstanding 16,890,007 15,944,708 (1) Provision for credit losses for the year ended December 31, 2022 included $11.0 million related to the acquired Guaranty Bank non - PCD loans and $1.4 million related to acquired Guaranty Bank OBS exposures.

16 QCR Holdings, Inc.

| EQUITY & PERFORMANCE *(Dollars in thousands except Common Share Data)* | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **COMMON SHARE DATA** | | |
| Common shares outstanding | 16,795,942 | 15,613,460 |
| Book value per common share (1) | $46.01 | $43.36 |
| Tangible book value per common share (2) | $36.82 | $38.02 |
| Closing stock price | $49.64 | $56.00 |
| Market capitalization | $833,751 | $874,354 |
| Market price / book value | 107.90% | 129.15% |
| Market price / tangible book value | 134.83% | 147.30% |
| Earnings per common share (basic) LTM (3) | $5.95 | $6.30 |
| Price earnings ratio LTM (3) | 8.35 x | 8.88 x |
| TCE / TA (4) | 7.93% | 9.87% |
| **CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY** | | |
| Beginning balance | $ 677,010 | $ 593,793 |
| Cumulative effect from the adoption of ASU 2016-13 CECL | - | (937) |
| Net income | 99,066 | 98,905 |
| Other comprehensive income (loss), net of tax | (66,450) | 176 |
| Proceeds from issuance of 2,071,291 shares of common stock as a result of the acquisition of Guaranty Federal Bancshares | 117,214 | - |
| Repurchase and cancellation of shares of common as a result of share repurchase programs | (52,954) | (14,168) |
| Common stock cash dividends declared | (4,022) | (3,781) |
| Other (5) | 2,860 | 3,022 |
| Ending balance | $ **772,724** | $ **677,010** |
| **REGULATORY CAPITAL RATIOS** | | |
| Total risk-based capital ratio | 14.28% | 14.77% |
| Tier 1 risk-based capital ratio | 9.95% | 11.46% |
| Tier 1 leverage capital ratio | 9.61% | 10.46% |
| Common equity tier 1 ratio | 9.29% | 10.76% |
| **KEY PERFORMANCE RATIOS ANDOTHER METRICS** | | |
| Return on average assets (annualized) | 1.37% | 1.68% |
| Return on average total equity (annualized) | 13.24% | 15.52% |
| Net interest margin | 3.49% | 3.30% |
| Net interest margin (TEY) (Non-GAAP)(6) (7) | 3.73% | 3.49% |
| Efficiency ratio (Non-GAAP) (7) | 60.93% | 55.16% |
| Gross loans and leases / total assets | 77.23% | 76.77% |
| Full-time equivalent employees (8) | 973 | 726 |
| **AVERAGE BALANCES** | | |
| Assets | $ 7,206,180 | $ 5,873,357 |
| Loans/leases | 5,604,074 | 4,456,461 |
| Deposits | 5,676,546 | 4,776,575 |
| Total stockholders' equity | 748,032 | 637,190 |

(1) Includes accumulated other comprehensive income (loss).
(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets (Non-GAAP).
(3) LTM : Last twelve months.
(4) TCE : tangible common equity / total tangible assets. See GAAP to Non-GAAP reconciliations in the Company's Form 10-K and earnings release.
(5) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.
(6) TEY : Tax equivalent yield.
(7) See GAAP to Non-GAAP reconciliations in the Company's Form 10-K and earnings release.
(8) Increase due to the acquisition of Guaranty Bank.

17 2022 Annual Report ASSET QUALITY (Dollars in thousands) December 31, 2022 December 31, 2021 ROLLFORWARD OF ALLOWANCE FOR CREDIT LOSSES ON LOANS/LEASES Beginning balance $ 78,721 $ 84,376 Adoption of ASU 2016 - 13 "CECL" - Day 1 adjustment - (8,102) Initial ACL recorded for acquired loans 5,902 - Credit loss expense (1) 9,636 5,702 Loans/leases charged off (7,525) (4,538) Recoveries on loans/leases previously charged off 972 1,283 Ending balance $ 87,706 $ 78,721 NONPERFORMING ASSETS Nonaccrual loans/leases (2) $ 8,765 $ 2,759 Accruing loans/leases past due 90 days or more 5 1 Total nonperforming loans/leases 8,770 2,760 Other real estate owned 133 - Total nonperforming assets $ 8,903 $ 2,760 ASSET QUALITY RATIOS Nonperforming assets / total assets 0.11% 0.05% ACL for loans and leases / total loans/leases 1.43% 1.68% ACL for loans and leases / nonperforming loans/leases 1000.07% 2852.21% (1) Credit loss expense on loans/leases for the quarter ended June 30, 2022 included $11.0 million related to the acquired Guaranty Bank non - PCD loans. (2) The increase in nonaccrual loans for the quarter ended June 30, 2022 is due to the addition of $7.3 million related to the acquired Guaranty Bank loan portfolio.

18 QCR Holdings, Inc.

| NET INTEREST INCOME AND MARGIN | Year End December 31, 2022 | | | Year End December 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Average Balance | Interest Earned or Paid | Average Yield or Cost | Average Balance | Interest Earned or Paid | Average Yield or Cost |
| | | | *(dollars in thousands)* | | | |
| Fed funds sold | $ 14,436 | $ 410 | 2.84% | $ 1,964 | $ 2 | 0.10% |
| Interest-bearing deposits at financial institutions | 63,448 | 1,089 | 1.72% | 116,421 | 173 | 0.15% |
| Securities (1) | 910,712 | 36,359 | 3.99% | 804,636 | 29,504 | 3.66% |
| Restricted investment securities | 35,554 | 2,068 | 5.73% | 19,386 | 950 | 4.83% |
| Loans (1) | 5,604,074 | 268,985 | 4.80% | 4,456,461 | 179,738 | 4.03% |
| **Total earning assets (1)** | $ 6,628,224 | $ 308,911 | **4.66%** | $ 5,398,868 | $ 210,367 | **3.90%** |
| Interest-bearing deposits | $ 3,715,017 | $ 35,359 | 0.95% | $ 3,058,917 | $ 8,621 | 0.28% |
| Time deposits | 568,245 | 7,003 | 1.23% | 448,191 | 4,679 | 1.04% |
| Short-term borrowings | 8,637 | 299 | 3.46% | 6,281 | 5 | 0.08% |
| Federal Home Loan Bank advances | 286,474 | 6,954 | 2.39% | 23,389 | 70 | 0.30% |
| Other borrowings | 1,068 | 53 | 4.96% | - | - | 0.00% |
| Subordinated notes | 165,685 | 9,200 | 5.55% | 115,398 | 6,272 | 5.44% |
| Junior subordinated debentures | 45,497 | 2,583 | 5.60% | 38,067 | 2,276 | 5.90% |
| **Total interest-bearing liabilities** | $ 4,790,623 | $ 61,451 | **1.28%** | $ 3,690,243 | $ 21,923 | **0.59%** |
| **Net interest income / spread (1)** | | **$ 247,460** | | | **$ 188,444** | |
| **Net interest margin** | | | **3.49%** | | | **3.30%** |
| **Net interest margin (TEY) (Non-GAAP) (1) (2)** | | | **3.73%** | | | **3.49%** |
| **Adjusted net interest margin (TEY) (Non-GAAP) (1)(2)** | | | **3.60%** | | | **3.47%** |

(1) Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 21% tax rate.

(2) TEY: Tax equivalent yield.

19 2022 Annual Report Dividend Information Record Date Payment Date Cash Amount 03/18/22 04/06/22 $ 0.06 06/17/22 07/06/22 $ 0.06 09/16/22 10/05/22 $ 0.06 12/16/22 01/05/23 $ 0.06 STOCK LISTING INFORMATION The common stock of QCR Holdings, Inc. is traded on the Nasdaq Global Market under the symbol “QCRH”. 2022 Stock Performance - Price Change (%) QCRH - 11.06% Russell 2000 KBW Nasdaq Regional Bank Index 24 12 0 (12) (24) (36) (48) Feb ‘22 Apr ‘22 Jun ‘22 Aug ‘22 Oct ‘22 Dec ‘22

20 QCR Holdings, Inc. 2023 Annual Meeting of Stockholders We invite you to electronically attend the virtual annual meeting which will be held on Thursday, May 18 , 2023 at 8 : 00 a . m . Central Daylight Time . You will be able to attend the meeting and vote during the meeting by visiting: www.virtualshareholdermeeting.com/ QCRH2023. Prior to the meeting, you will be able to vote by visiting www.proxyvote.com. Stockholders interested in information may contact: Shellee R. Showalter Senior Vice President, Director of Investor Services & Compensation QCR Holdings, Inc. 3551 Seventh Street, Moline, IL 61265 309.743.7760 Annual Report on Form 10 - K Copies of the QCR Holdings annual report on Form 10 - K and exhibits filed with the Securities and Exchange Commission are available to stockholders without charge by accessing our website at www.qcrh.com or may contact: Nick W. Anderson Senior Vice President, Chief Accounting Officer QCR Holdings, Inc. 3551 Seventh Street, Moline, IL 61265 309.743.7707 Internet Information Information on our subsidiaries’ history, locations, products and services can be accessed on the internet at: www.qcbt.bank, www.crbt.bank, www.communitybt. bank, www.bankcsb.com, www.gbankmo.com, and www.m2equipmentfinance.com Stock Transfer Agent Inquiries related to stockholder records, stock transfers, lost certificates, changes of ownership, changes of address, and dividend payments should be sent to our transfer agent at the following address: AST Shareholder Services Attn: Operations Center 6201 15th Avenue, Brooklyn, NY 11219 1.718.921.8124 or 1.800.937.5449 Analysts or other investors interested in information may contact: Todd A. Gipple President, Chief Operating Officer and Chief Financial Officer QCR Holdings, Inc. 3551 Seventh Street, Moline, IL 61265 309.743.7745 Heather L. Brummel Group Operations Executive Administrative Assistant QCR Holdings, Inc. 3551 Seventh Street, Moline, IL 61265 309.277.2657 Independent Registered Public Accounting Firm RSM US LLP, Davenport, IA Corporate Counsel Lane & Waterman LLP, Davenport, IA Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL STOCK LISTING INFORMATION

relationship driven.

3551 Seventh Street | Moline, IL 61265 qcrh.com